Exhibit 99.1

Capital increase in TORM due to exercise of Restricted Share Units as part of the Company’s incentive program

TORM plc (“TORM”) increases its share capital by 54,727 A-shares (corresponding to a nominal value of USD 547.27) as a result of the exercise of a corresponding number of Restricted Share Units.

The capital increase is carried out without any pre-emption rights for existing shareholders or others. The new shares have been subscribed for in cash at DKK 53.7 per A-share with a nominal value of USD 0.01 each.

The new shares are ordinary shares without any special rights and are negotiable instruments. The new shares give right to dividends and other rights in relation to TORM as of the date of issuance. The new shares are expected to be admitted to trading and official listing on Nasdaq in Copenhagen on 11 December 2019. Transfer restrictions may apply in certain jurisdictions outside of Denmark, including applicable U.S. securities laws.

After the capital increase, TORM’s share capital amounts to USD 747,163.51 divided into 74,716,349 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,716,349 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.

CONTACT Christopher Everard, General Manager, tel.: +44 203 713 4561	TORM plc Birchin Court, 20 Birchin Lane London, EC3V 9DU, United Kingdom Tel.: +44 203 713 4560 www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 22 / 9 December 2019	Capital increase in TORM due to exercise of Restricted Share Units as part of the Company’s incentive program	Page 1 of 1